UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170283

DIVISION OF
CORPORATION FINANCE

July 6, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Korn/Ferry International
Incoming letter dated May 24, 2017

Dear Ms. Ising:

This is in response to your letter dated May 24, 2017 concerning the shareholder proposal submitted to Korn Ferry by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

July 6, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Korn/Ferry International
Incoming letter dated May 24, 2017

The proposal requests that the board take each step necessary so that each voting requirement in Korn Ferry's charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that Korn Ferry may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Korn Ferry will provide shareholders at its 2017 annual meeting with an opportunity to approve amendments to its certification of incorporation, approval of which will result in the replacement of each of the supermajority voting requirements in the certificate of incorporation and bylaws that are applicable to Korn Ferry's common stock with a majority vote standard. Accordingly, we will not recommend enforcement action to the Commission if Korn Ferry omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

May 24, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *Korn/Ferry International*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Korn/Ferry International (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Stockholders' Meeting (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. It is important that our company take each step necessary to adopt this proposal topic. It is important that our company take each step necessary to avoid a failed vote on this proposal topic.

A copy of the Proposal, the supporting statements and related correspondence from the Proponent are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because, as discussed below, the Board of Directors (the "Board") has approved amendments to the Restated Certificate of Incorporation (the "Certificate") and the Fourth Amended and Restated Bylaws (the "Bylaws") and determined to recommend that stockholders vote "for" the Certificate amendments, which substantially implements the Proposal.

BACKGROUND

The Company's Certificate and Bylaws contain supermajority voting provisions. On May 24, 2017, the Board approved amendments to the Certificate and Bylaws that will implement a majority voting standard in place of all of the supermajority voting provisions in the Certificate and Bylaws that apply to the Company's common stock. Specifically, the Board approved amendments to remove the supermajority voting provisions as follows:

- *Certificate Article VI*: require a majority vote of the voting power of the outstanding shares instead of a two-thirds vote for stockholders to amend the Bylaws;

- *Certificate Article XIV*: eliminate the two-thirds vote currently required to enable stockholder action by written consent, which under Delaware law will mean that a majority vote is instead required (together, with the prior amendment, the "Certificate Amendments"); and

- *Bylaws Article V, Section 7*: mirror the provision in Certificate Article IV, which will require a majority instead of a two-thirds vote for stockholders to amend the Bylaws (the "Bylaw Amendment").

Since each of the Certificate Amendments requires stockholder approval to become effective, the Board also approved submitting the Certificate Amendments for stockholder approval at the 2017 Annual Stockholders' Meeting and will recommend that stockholders approve them. The Board also approved recommending that stockholders vote "for" the Certificate Amendments. The Bylaw Amendment will automatically become effective upon the effectiveness of the corresponding amendment to the Certificate. If the Certificate Amendments receive the requisite stockholder approval, all supermajority voting requirements in the Certificate and the Bylaws that are applicable to the Company's common stock would be removed.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*. (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner as set forth by the proponent. In *General Motors Corp*. (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued that "[i]f the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a stockholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the stockholder proponent would implement the proposal. *See*, *e.g.*, *Chevron Corp*. (avail. Feb. 19, 2008) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented where the company had adopted provisions allowing stockholders to call a special meeting, unless, among other things, an annual or company-sponsored special meeting that included the matters proposed to be addressed at the stockholder-requested special meeting had been held within a specified period of time before the requested special meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

Under this standard, the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. The Proposal seeks the removal of "each voting requirement in our charter and bylaws that calls for a greater than simple majority vote." The supporting statements express concern regarding supermajority voting standards in several places.[1] As discussed above, the Company has achieved the Proposal's objective because the Board has both approved and determined to submit the Certificate Amendments for stockholder approval at the 2017 Annual Stockholders' Meeting. These Certificate Amendments seek to replace every supermajority voting standard in the Certificate applicable to common stock with a majority vote standard, and the Board will recommend that stockholders approve the Certificate Amendments. In addition, the Board has approved the Bylaw Amendment, which will take effect upon the effectiveness of the corresponding Certificate Amendment

1 The supporting statements note: "[s]upermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance," and "[s]upermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management."

and will replace the sole supermajority voting standard in the Bylaws with a majority voting threshold.

Each of these changes achieves the fundamental objective of removing supermajority voting standards applicable to action by the common stockholders by replacing them with majority vote standards. The Staff consistently has concurred that similar stockholder proposals calling for the elimination of provisions requiring “a greater than simple majority vote” (like the Proposal) are excludable under Rule 14a-8(i)(10) where the supermajority voting provisions are replaced with majority of outstanding shares voting standards in a company’s governing documents. For example, in *Medtronic, Inc.* (avail. June 13, 2013), the company argued that certificate amendments it would propose at the stockholders’ meeting resulted in a similar proposal being excludable under Rule 14a-8(i)(10). The Staff concurred with exclusion under Rule 14a-8(i)(10) because, as with the Company’s Certificate Amendments and Bylaw Amendment, the company’s proposal “compare[d] favorably” with the stockholder proposal. *See also Visa Inc.* (avail. Nov. 14, 2014) (concurring with the exclusion of a shareholder proposal similar to the Proposal as substantially implemented where the company’s board of directors approved amendments to the company’s certificate and bylaws that would replace each provision that called for a supermajority vote with a majority vote requirement); *Hewlett-Packard Co.* (avail. Dec. 19, 2013) (concurring with the exclusion under Rule 14a-8(i)(10) of a stockholder proposal with similar language as the Proposal where the company’s board approved a bylaw amendment to replace a two-thirds supermajority voting standard with a majority of outstanding shares voting standard); *McKesson Corp.* (avail. Apr. 8, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that “each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws” as substantially implemented where the company’s board approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws and replace such standards with a majority voting standard); *American Tower Corp.* (avail. Apr. 5, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that each supermajority stockholder voting requirement “be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws” where the board of directors of the company approved submitting an amendment to the certificate of incorporation to the company’s stockholders for approval that would reduce the stockholder vote required to amend the bylaws from 66 2/3% to a majority of the then-outstanding shares); *Celgene Corp.* (avail. Apr. 5, 2010) (concurring with the exclusion of a proposal nearly identical to that in *American Tower* under Rule 14a-8(i)(10) as substantially implemented where a bylaw provision requiring a supermajority vote was eliminated and replaced by a majority of outstanding shares voting standard); *Express Scripts, Inc.* (avail. Jan. 28, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented where the company's board of directors approved a bylaw amendment that would lower the voting standard required to approve certain bylaw amendments from 66 2/3% of outstanding shares to a majority of outstanding shares).

In addition, the Staff has consistently granted no-action relief in situations where the board lacks unilateral authority to adopt amendments but has taken all of the steps within its power to eliminate supermajority voting requirements and submitted the issue for stockholder approval. For instance, in *Visa* and *McKesson*, discussed above, the companies' boards approved amendments to eliminate supermajority voting provisions, but the amendments would only become effective upon stockholder approval. The companies argued, and the Staff concurred, that no-action relief was appropriate based on the actions taken by the board and the anticipated actions of the companies' stockholders. *See also Applied Materials, Inc.* (avail. Dec. 19, 2008); *Sun Microsystems, Inc.* (avail. Aug. 28, 2008); *H.J. Heinz Co.* (avail. Mar. 10, 2008) (each granting no-action relief for a proposal similar to the Proposal based on board action and, as necessary, anticipated stockholder action).

The only supermajority voting provisions not addressed by the Certificate Amendments and the Bylaw Amendment are two provisions in the Certificate that require consent of two-thirds of the holders of outstanding shares of the Company's Series A Preferred Stock, no shares of which are currently outstanding. These limited voting provisions protect the investment interests of preferred stockholders, do not diminish the voting rights of holders of common stock generally and reflect the terms negotiated with the preferred stockholders at the time of their investment. Staff precedent makes clear that the retention of these terms does not preclude the Staff from determining that the Proposal is excludable under Rule 14a-8(i)(10). For example, in *Nicor Inc.* (avail. Jan. 28, 2008, *recon. denied* Feb. 12, 2008) the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a stockholder proposal similar to the Proposal even though the governing documents continued to require a "supermajority vote of approval from the affected series of preferred or preference stock" for, among other things, certain amendments "that would adversely affect the rights of the holders of the shares of such series". *See also MetLife, Inc.* (avail.

Feb. 4, 2015) (concurring with the exclusion of a similar stockholder proposal under Rule 14a-8(i)(10) despite a provision in the company's certificate requiring a two-thirds vote of preferred stock to authorize most senior stock issuances, amendments to a series of preferred stock, or share exchanges, reclassifications, mergers and consolidations that harm the interest of the holders of the preferred stock); *Exxon Mobil (Steiner)* (avail. Mar. 21, 2011) (concurring with the exclusion of a similar stockholder proposal under Rule 14a-8(i)(10) despite a provision in the company's certificate requiring a two-thirds vote of Class B Preferred Stock on any proposed amendment to the certificate that would adversely affect the preferences, special rights or powers of the Class B Preferred); *Mattel Inc.* (avail. Feb. 3, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting the ability of stockholders to act by written consent of a majority of outstanding shares where the company's certificate required "a two-thirds vote of any series of preferred stock on any proposed amendment to our Charter that would adversely affect the preferences, special rights or powers of such series").

Finally, the Proposal notes that "[i]t is important that our company take each step necessary to avoid a failed vote on this proposal topic." The Board has approved recommending that stockholders vote "for" the Certificate Amendments. This recommendation will be included in the 2017 Proxy Materials that are distributed to the Company's stockholders. Moreover, we note that the Company's solicitation efforts will be similar to those in the past that resulted in stockholders holding over 88% of outstanding shares approving the last Certificate amendment that was submitted for stockholder approval (declassification of the Board in 2013) and led to over 94% of outstanding shares voting at the 2016 Stockholders' Meeting, at which all items on the proxy were approved.

CONCLUSION

Based upon the foregoing analysis, we believe that the Proposal has been substantially implemented by the Certificate Amendments and Bylaw Amendment approved by the Board and, therefore, is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Jonathan M. Kuai, the Company's General Counsel, at (310) 226-2654.

Sincerely,

Elizabeth A. Ising

cc: Jonathan M. Kuai, Korn/Ferry International
John Chevedden

EXHIBIT A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Jonathan Kuai
Corporate Secretary
Korn/Ferry International (KFY)
1900 Avenue of the Stars, Suite 2600
Los Angeles, California 90067
PH: 310 552-1834
FX: 310-553-6452

Dear Mr. Kuai,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

2-8-17
Date

[KFY: Rule 14a-8 Proposal, April 5, 2017]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. It is important that our company take each step necessary to adopt this proposal topic. It is important that our company take each step necessary to avoid a failed vote on this proposal topic.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our corporate governance.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

[The above line – *Is* for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB Memorandum M-07-16

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9569
EIsing@gibsondunn.com

April 6, 2017

VIA OVERNIGHT MAIL AND EMAIL
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Korn/Ferry International (the "Company"), which received on April 5, 2017, the stockholder proposal you submitted on behalf of Kenneth Steiner (the "Proponent") entitled "Simple Majority Vote" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Stockholders' Meeting (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including April 5, 2017, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including April 5, 2017; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership

level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including April 5, 2017.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including April 5, 2017. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including April 25, 2017, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Jonathan M. Kuai, General Counsel and Corporate Secretary, at 1900 Avenue of

GIBSON DUNN

the Stars, Suite 2600, Los Angeles, California 90067. Alternatively, you may transmit any response by email to Mr. Kuai at Jonathan.Kuai@KornFerry.com.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8287. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

cc: Jonathan M. Kuai, Korn/Ferry International
Kenneth Steiner

Enclosures

TD Ameritrade

KFY

Post-it® Fax Note 7671

To Jonathan Kusi	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 310-553-6452	Fax #

Date 4-13-17 # of pages ▶

04/13/2017

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above referenced account since July 1, 2015.

1. Korn/Ferry International Com (KFY)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jason R Hall
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.